UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6 )*

Intuitive Machines, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

46125A100

(CUSIP Number)

Kamal Seyed Ghaffarian
5937 Sunnyslope Drive

Naples, FL 34119
(301) 486-3150

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46125A100	13D	Page 2 of 8 pages

1	Names of Reporting Persons Kamal Seyed Ghaffarian
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 67,434
	8	Shared Voting Power 42,987,446
	9	Sole Dispositive Power 67,434
	10	Shared Dispositive Power 42,987,446

11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,054,880
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.8%
14	Type of Reporting Person IN

CUSIP No. 46125A100	13D	Page 3 of 8 pages

1	Names of Reporting Persons Ghaffarian Enterprises, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 39,204,517
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,204,517

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,204,517
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 33.6%
14	Type of Reporting Person OO

CUSIP No. 46125A100	13D	Page 4 of 8 pages

1	Names of Reporting Persons Intuitive Machines KG Parent, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,541,809
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,541,809

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,541,809
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person OO

CUSIP No. 46125A100	13D	Page 5 of 8 pages

1	Names of Reporting Persons GM Enterprises, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,241,120
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,241,120

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,241,120
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.7%
14	Type of Reporting Person OO

CUSIP No. 46125A100	13D	Page 6 of 8 pages

Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 8, 2024 (as amended to date, the “Schedule 13D”), relating to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Intuitive Machines, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety with the following:

(a)– (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 80,857,602 shares of Class A Common Stock outstanding as of November 8, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 15, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Kamal Seyed Ghaffarian	43,054,880	35.8%	67,434	42,987,446	67,434	42,987,446
Ghaffarian Enterprises, LLC	39,204,517	33.6%	0	39,204,517	0	39,204,517
Intuitive Machines KG Parent, LLC	1,541,809	1.9%	0	1,541,809	0	1,541,809
GM Enterprises, LLC	2,241,120	2.7%	0	2,241,120	0	2,241,120

The securities reported herein include (i) 39,492,678 Common Units, which may be redeemed for shares of Class A Common Stock on a one-to-one basis, of which 35,709,749 Common Units are held by Ghaffarian Enterprises, LLC, 1,541,809 Common Units are held by Intuitive Machines KG Parent, LLC and 2,241,120 Common Units are held by GM Enterprises, LLC; (ii) 3,494,768 shares of Class A Common Stock held directly by Ghaffarian Enterprises, LLC; and (iii) 67,434 shares of Class A Common Stock held directly by Dr. Ghaffarian.

CUSIP No. 46125A100	13D	Page 7 of 8 pages

The amount of Common Units reported above includes 4,624,529 Earn Out Units which vest dependent upon the satisfaction of the certain milestones as previously described in the Schedule 13D.

Dr. Ghaffarian is the sole trustee of a revocable trust, which is the sole member of Ghaffarian Enterprises, LLC and the sole managing member of Intuitive Machines KG Parent, LLC, and GM Enterprises, LLC. As a result, Dr. Ghaffarian may be deemed to share beneficial ownership of the securities reported herein, but disclaims beneficial ownership.

(c)

Since Amendment No. 5, Ghaffarian Enterprises, LLC sold 1,712,131 shares of Class A Common Stock in open market transactions on the Nasdaq Stock Market pursuant to the Rule 10b5-1 trading plan adopted on March 22, 2024. Details by date, listing the number of shares sold and the weighted average price per share for transactions that were effected since Amendment No. 5 are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for this transaction.

Date	Equity Shares Disposed Of	Weighted Average Price per Share
November 6, 2024	74,248	$8.0282
November 18, 2024	1,637,883	$11.8972

In connection with each of the foregoing sales, Ghaffarian Enterprises, LLC redeemed a number of Common Units equal to the number of shares of Class A Common Stock sold.

(d) None.

(e) Not applicable.

CUSIP No. 46125A100	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2024

Kamal Seyed Ghaffarian

/s/ Kamal Seyed Ghaffarian

Ghaffarian Enterprises, LLC

By:	/s/ Kamal Seyed Ghaffarian
Name:	Kamal Seyed Ghaffarian
Title:	Trustee of the Sole Member

Intuitive Machines KG Parent, LLC

By:	/s/ Kamal Seyed Ghaffarian
Name:	Kamal Seyed Ghaffarian
Title:	Trustee of the Sole Managing Member

GM Enterprises, LLC

By:	/s/ Kamal Seyed Ghaffarian
Name:	Kamal Seyed Ghaffarian
Title:	Trustee of the Sole Managing Member